TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-20

PolyMet Receives Final Order for Arrangement with Glencore

St. Paul, Minn., November 3, 2023 - PolyMet Mining Corp. ("PolyMet" or the "Company") (TSX: POM; NYSE American: PLM) announces that the Supreme Court of British Columbia has granted the final order in connection with the previously announced statutory plan of arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the "Arrangement") involving the Company and Glencore AG ("Glencore"). Pursuant to the Arrangement, Glencore will acquire the approximately 17.82% of the issued and outstanding common shares of PolyMet that Glencore did not already own (the "Minority Shares") for US$2.11 in cash, per Minority Share. As announced in its news release dated November 1, 2023, the Arrangement was approved by the holders of common shares of the Company (the "Shareholders") at a special meeting of the Shareholders held on November 1, 2023.

The Arrangement is expected to be completed on or about November 7, 2023, subject to the delivery by the parties of customary closing deliverables.

PolyMet has applied to have its common shares delisted from the Toronto Stock Exchange and the NYSE American and has applied to cease to be a reporting issuer under Canadian securities laws following completion of the Arrangement. Once PolyMet ceases to be a reporting issuer, the Company will no longer be subject to the ongoing continuous disclosure and reporting obligations currently imposed upon the Company as a reporting issuer under such legislation.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex; however, legal challenges contesting various aspects of NorthMet federal and state permits and decisions are ongoing. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

M: +1 (651) 964-9729

Email: brichardson@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include all statements that do not relate solely to historical or current facts, such as statements regarding PolyMet's expectations, intentions or strategies regarding the future, including strategies or plans as they relate to the Arrangement. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the Arrangement, including the anticipated timing of the completion of the Arrangement, and other statements that are not historical facts. Because such statements are based on expectations as to future results and are not statements of fact, actual results may differ materially from those projected and are subject to a number of known and unknown risks and uncertainties, including: (i) risks relating to the ability of the parties to satisfy, in a timely manner, the conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement; (ii) risks and uncertainties relating to present and future business strategies; and (iii) local and global economic condition risks. The anticipated dates indicated may change for a number of reasons, including the necessity to extend the time limits for satisfying the conditions to the completion of the Arrangement. All such factors are difficult to predict and are beyond PolyMet's control. While the list of risks and uncertainties presented here is, and the discussion of risks and uncertainties presented in the management information circular of the Company dated September 28, 2023 are considered representative, no such list or discussion should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, and legal liability to third parties and similar risks, any of which could have a material adverse effect on the completion of the Arrangement and/or PolyMet's consolidated financial condition and results of operations. In light of the significant uncertainties in these forward-looking statements, PolyMet cannot assure you that the forward-looking statements in this communication will prove to be accurate, and you should not regard these statements as a representation or warranty by PolyMet, its directors, officers or employees or any other person that PolyMet will achieve its objectives and plans in any specified time frame, or at all.

The forward-looking statements speak only as of the date they are made. PolyMet undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.

Specific reference is also made to risk factors and other considerations underlying forward-looking statements discussed in the management information circular of the Company dated September 28, 2023 under the heading "Risk Factors", PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the SEC.

The Annual Report on Form 40-F also contains the Company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.